NO ACT

PE
10-21-14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





14008430

DIVISION OF
CORPORATION FINANCE

November 24, 2014

Lillian Brown
Wilmer Cutler Pickering Hale and Dorr LLP
lillian.brown@wilmerhale.com

Act: 1934
Section: 14a-8
Rule: 14a-8 (i)(5)
Public
Availability: 11-24-14

Re: The Walt Disney Company
Incoming letter dated October 21, 2014

Dear Ms. Brown:

This is in response to your letters dated October 21, 2014 and November 12, 2014 concerning the shareholder proposal submitted to Disney by the National Center for Public Policy Research. We also have received letters from the proponent dated November 7, 2014 and November 20, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org

November 24, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Walt Disney Company
Incoming letter dated October 21, 2014

The proposal requests that the board consider the possibility of adopting anti-discrimination principles that protect employees' human right to engage in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace.

There appears to be some basis for your view that Disney may exclude the proposal under rule 14a-8(i)(7), as relating to Disney's ordinary business operations. In this regard, we note that the proposal relates to Disney's policies concerning its employees. Accordingly, we will not recommend enforcement action to the Commission if Disney omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Disney relies.

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE NATIONAL CENTER

FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

November 20, 2014

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This correspondence is in response to the letter of Lillian Brown of WilmerHale on behalf of The Walt Disney Company (the "Company") dated November 12, 2014 supplementing the Company's letter dated October 21, 2014, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2015 proxy materials for its 2015 annual shareholder meeting.

RESPONSE TO DISNEY'S CLAIMS

As an initial matter, we reiterate and reaffirm every argument that we put forth in our letter dated November 7, 2014. Our Proposal does not interfere with the Company's ordinary business. And even if the Staff were to agree with the Company on that issue, the widespread debate over political activity and public policy is so profound and extensive it dwarfs the level of discourse and debate over every single topic that the Staff has ever determined to be a significant policy issue. Therefore, the Staff must declare that our Proposal focuses on a significant policy issue or it will render meaningless its entire precedent, logic and purpose behind allowing proposals that focus on significant policy issues to transcend the ordinary business exemption. Finally, despite its claims to the contrary, Disney has not implemented the crux of our Proposal.

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

Section I. Our Proposal Does Not Interfere With Ordinary Business Since It Focuses on a Significant Policy Issue

To execute our Proposal, should it proceed to a vote and the shareholders vote in support of it, the Board need only consider the possibility of protecting its employees. This is not the Sisyphean task the Company makes it out to be. This task could take all of three seconds, if the Board so chooses. And even if our Proposal is adopted, it remains the Board's decision whether it will protect the Company's employees, not the shareholders'. The ask in our Proposal is so *de minimus* as to be almost nonexistent. Our proposal asks the Board only to think about an issue, however briefly. The Board is not even required to report on what it thought, or for how long. The Proposal merely brings an issue to the Board's attention.

Specifically, our Proposal "requests that the Board of Directors consider the possibility of adopting anti-discrimination principles." That is all – consider a possibility. The Company has exhausted tremendous time and resources into contorting our proposal into one that interferes with Disney's ordinary business operations. The Company has done all of this in an apparent effort to continue to discriminate against its employee's human rights. That is shocking. This is exactly the type of issue that "transcend[s] the day-to-day business matters" of the Company and should, therefore, proceed to the shareholders for a vote. Staff Legal Bulletin No. 14E (the "SLB 14E")

The Company urges the Staff to reject our Proposal apparently so that it may continue to discriminate against its workers. Bizarrely, the Company claims that the issues addressed in our Proposal "have not been the subject of widespread and/or sustained public debate."

Is the Company completely detached from American life?

Perhaps some people ignored the recent midterm elections, but they happened. The whole nation was talking about them – including discussion and debate on some of the Company's own media platforms, such as ABC. We defy the Company to name an issue that has experienced more "widespread and/or sustained public debate" than an event such as the political elections where almost every single relevant public policy issue was discussed. There is no conceivable topic that generates more widespread public debate than political activity and the policy implications that attend them.

That the Staff has previously not identified political activity and civic engagement as a significant policy issue is of no moment. We request that the Staff do so now. There were times when the Staff did not consider issues such as loan modification practices and net neutrality as significant policy issues. However, through considered evaluation, the Staff was able to discern that the extensive debate over these issues catapulted them into becoming significant policy issues.

A Google News search conducted on November 20, 2014 for the term "politics" yielded more than 31 million results. Compare that staggering figure with a Google News search conducted at the same time for "loan modification" – an issue that rises to the Staff's level of being significant – which netted only 1,500 results. *Bank of America* (avail. March 14, 2011) (in which the Staff ruled that "[i]n view of the public debate concerning widespread deficiencies in the foreclosure and modification processes for real estate loans and the increasing recognition that these issues raise significant policy considerations, we do not believe that Bank of America may omit the first proposal from its proxy materials in reliance on Rule 14a-8(i)(7)."). And when the modifier of "mortgage" was added to the search, Google News returned less than 1,000 results. It is clear that the debate over politics is sufficiently widespread as to be considered significant.

We request that the Staff declare what is obvious – the topic of political activities and public policy is a significant policy issue.

Section II. The Company Continues to Ignore the Crux of Our Proposal; Therefore Disney Has Not Implemented the Proposal

Again, the Company has failed to address the crux of our Proposal, but still continues to claim that it has already implemented it.

Our Proposal "requests that the Board of Directors consider the possibility of adopting anti-discrimination principles that protect employees' human right to engage in legal activities relating to the political process, civic activities and public policy *without retaliation in the workplace*." (Emphasis added). The Company's supplemental letter ignores the highlighted words. The Company's encouragement is absolutely meaningless unless it is backed by a protection of some kind. Supervisors often encourage an activity, but then are outraged by either the result or the manner in which the activity was carried out. Until the Company considers the possibility of adding some type of protection for workers who engage in political or civic activities, it cannot be said to have implemented our Proposal.

Conclusion

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, we respectfully request that the Staff reject Disney's request for a no-action letter concerning our Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-543-4110.

Sincerely,



Justin Danhof, Esq.

cc: Lillian Brown, WilmerHale

Roger Patterson, The Walt Disney Company

WILMERHALE

Lillian Brown

+1 202 663 6743 (t)
+1 202 663 6363 (f)
lillian.brown@wilmerhale.com

November 12, 2014

Via E-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: The Walt Disney Company
Exclusion of Shareholder Proposal Submitted by The National Center for Public Policy Research

Ladies and Gentlemen:

We are writing on behalf of our client, The Walt Disney Company (the "Company"), in response to correspondence from The National Center for Public Policy Research (the "Proponent") dated November 7, 2014 (the "Reply Letter"), concerning the Company's intention to omit from its proxy statement and proxy to be filed and distributed in connection with its 2015 annual meeting of Shareholders (the "Proxy Materials") a shareholder proposal and statement in support thereof (collectively, the "Shareholder Proposal") received from the Proponent. The Company continues to believe, both for the reasons set forth below and the reasons provided in the Company's October 21, 2014, correspondence (the "No-Action Request"), that the Shareholder Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on the basis that the Shareholder Proposal relates to the Company's ordinary business operations, and pursuant to Exchange Act Rule 14a-8(i)(10), on the basis that the Shareholder Proposal has already been substantially implemented.

General

The Company prohibits discrimination or prejudice in personnel decisions and is committed to retaining and developing talented employees through robust policies governing the relationship between the Company and its employees. The Proponent's invocation of "human rights" in the Reply Letter, however, does not change the nature of the Shareholder Proposal from one that deals with the Company's ordinary business operations – policies concerning employees and employee relations. Furthermore, the Company has already adopted policies that "encourage[] [employees] to participate in local activities that address the needs of the communities in which [they] live and work and to participate as a private citizen in government and the political process . . . ." Management has already favorably acted upon the elements addressed by the Shareholder Proposal, and the Company, therefore, has substantially implemented the Shareholder Proposal.

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Involves Matters that Relate to the Ordinary Business Operations of the Company.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal if the proposal "deals with a matter relating to the company's ordinary business operations." The Shareholder Proposal implicates both considerations underlying the ordinary business exclusion. First, the adoption of the Shareholder Proposal affects the day-to-day management of the Company's international work force and involves multiple legal, business, cultural, internal, and external considerations. Second, the Shareholder Proposal seeks to micro-manage the Company by interfering with employee policies and the extensive analysis of business and legal risks attendant to the adoption of those policies. Furthermore, the issues addressed by the Shareholder Proposal do not give rise to a significant policy issue. Despite the Proponent's assertion in the Reply Letter that the Company's reliance on Bank of America Corporation (February 14, 2012) is unfounded because the Bank of America proponent did not submit a response to Bank of America's request for no-action relief, the Staff properly considered Bank of America's request for no-action relief, and the Company justifiably relies on the Bank of America no-action letter as support for the exclusion of the Shareholder Proposal.

The Shareholder Proposal addresses similar issues to those addressed by the Bank of America shareholder proposal – the workplace environment in the context of non-work related activities. In Bank of America, the Staff concurred in excluding a shareholder proposal, pursuant to Rule 14a-8(i)(7), that requested that the company's "Equal Employment Opportunity and Affirmative Action Statement specifically include protection to engage in free speech outside the job context, and to participate freely in the political process without fear of discrimination or other repercussion on the job." The Shareholder Proposal makes a nearly identical request by asking the Board to consider adopting anti-discrimination principles to allow employees to "engage in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace." As the Staff noted in Bank of America, "Proposals concerning relations between the company and its employees are excludable under rule 14a-8(i)(7)." Like the shareholder proposal in Bank of America, the Shareholder Proposal relates to the Company's policies concerning its employees and should be granted no-action relief on the same basis.

The Proponent posits in the Reply Letter that the precedential value of Bank of America "dramatically decreases" when considering that the "Bank of America proponent failed to respond . . . ." The proponent's failure to respond is irrelevant because a proponent has no duty to respond, and in Bank of America, the shareholder proposal and its supporting statement contained a sufficient explanation of the proponent's position. In addition, Bank of America cited previous no-action letters involving similar shareholder proposals. The Staff's decision to grant no-action relief to Bank of America reflected the consistent position taken by the Staff that a company's ordinary business operations include the workplace environment in the context of non-work related activities.

Although the Proponent argues that the Staff has consistently allowed proposals for inclusion from proponents seeking certain amendments to foundational corporate documents, we did not argue to the contrary in the No-Action Request. Rather, we noted that the Shareholder Proposal may require an amendment to the Company's Standards of Business Conduct, which would necessarily involve multiple legal, business, cultural, internal and external considerations that relate directly to the day-to-day management of the Company's international work force. This was not a suggestion by the Company that a shareholder proposal cannot request a change to a corporate "foundational document." Rather, the Shareholder Proposal should be excluded under Rule 14a-8(i)(7) because it requests a specific policy that affects the Company's relations with its employees in the context of non-work activities, and because it relates to the Company's ordinary business operations. The Shareholder Proposal should not be included in the Proxy Materials for reasons other than the mere fact that it seeks changes to a "foundational document."

Furthermore, despite the Shareholder Proposal's use of the term "human rights," inclusion of that phrase does not automatically qualify an issue addressed by a shareholder proposal as a significant policy issue. *See, e.g.*, PepsiCo, Inc. (February 28, 2012) (concurring in the exclusion of a shareholder proposal that requested that the "board adopt a corporate policy that recognizes human rights and employs ethical standards which do not involve using the remains of aborted human beings in both private and collaborative research and development agreements" pursuant to Rule 14a-8(i)(7), on the basis that it related "to PepsiCo's ordinary business operations").

Although some shareholder proposals concerning human rights issues do give rise to a significant policy issue, the no-action letters cited in the Reply Letter for support involve substantively different issues. Unlike Abercrombie & Fitch Co. (April 12, 2010) and Halliburton Company (March 9, 2009), the fact that the Shareholder Proposal also affects the Company's Standards of Business Conduct does not diminish the ordinary business exception. The Abercrombie & Fitch and Halliburton no-action letters involved significant policy issues that transcended the ordinary business exclusion. The shareholder proposals in those no-action letters requested conformity with the International Labor Organization's Core Labor Standards and predominantly addressed those companies' operations and supplier relationships with respect to overseas labor conditions, including issues involving child labor and forced labor. Despite using the term "human rights," the Shareholder Proposal substantially differs from the shareholder proposals in Abercrombie & Fitch and Halliburton. The Shareholder Proposal concerns relations between the Company and its employees with respect to the political process, civic activities, and public policy in general. These topics are not within the categories of shareholder proposal topics that have been recognized by the Staff as rising to the level of significant policy issues that transcend ordinary business, nor should they be. Unlike topics such as child labor and forced labor, the issues addressed in the Shareholder Proposal have not been the subject of widespread and/or sustained public debate such that such topics should rise to the level of a significant policy issue. Instead, the issues addressed by the Shareholder Proposal fall squarely within traditional day-to-day operational activities and should be excluded pursuant to Rule 14a-8(i)(7) as related to the Company's ordinary business operations.

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

Despite the Proponent's argument in the Reply Letter that the Company's existing policy fails to substantially implement the Shareholder Proposal, management has favorably acted upon the matters addressed by the Shareholder Proposal by enacting policies regarding employees' non-work activities. The Company's Standards of Business Conduct "encourage[] [employees] to participate in local activities that address the needs of the communities in which [they] live and work and to participate as a private citizen in government and the political process . . . ."

The Company's policy conforms with Article 21 of the United Nations' Universal Declaration of Human Rights, which provides that "[e]veryone has the right to take part in the government of his country, directly or through freely chosen representatives." The Company's policy contains no provision that prohibits employees from participating in the government, directly or through freely chosen representatives. The Company's policy is not only devoid of such prohibitions, it also "encourages" employees to actively take part in government.

Although the Proponent asserts that the Company cannot rely on Hewlett-Packard Company (December 18, 2013) and Starbucks Corporation (November 27, 2012), because the companies involved in those no-action letters received no-action relief only after holding a meeting to consider the matters addressed by the shareholder proposals, the Reply Letter disregards the Company's existing policies. Unlike Hewlett-Packard and Starbucks, the Company has already considered the matters addressed by the Shareholder Proposal and has adopted the Company's Standards of Business Conduct and other policies, which prohibit discrimination or prejudice in all personnel decisions and encourage employees to "participate in local activities" that benefit the community and to "participate as a private citizen in government and the political process, using [their] own money and [their] own time."

In addition, the Company has considered the underlying concerns addressed by the Shareholder Proposal. Unlike the proposals in the no-action letters of Lowe's Companies, Inc. (March 17, 2014), Kohl's Corporation (January 28, 2014) (proposal submitted by The National Center for Public Policy Research), and Boston Properties, Inc. (January 28, 2011), the Shareholder Proposal has already been substantially implemented. In that line of no-action letters, the companies received proposals with multiple elements, and the Staff determined that certain elements were unaddressed in those companies' existing policies. Here, the Company's policies address each of the elements addressed by the Shareholder Proposal. The wording of such policies reflects management's judgment and exercise of its fiduciary duties with respect to the Company by considering the political, business, and legal risks affecting the Company. Management has favorably acted upon the matters addressed by the Shareholder Proposal and has substantially implemented policies addressing such matters. No further consideration by the Company is required.

Based on the foregoing analysis and the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(7), on the basis that the Shareholder Proposal relates to the Company's ordinary business operations, and pursuant to Rule 14a-8(i)(10), on the basis that the Shareholder Proposal has already been substantially implemented.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 202-663-6743 or at lillian.brown@wilmerhale.com. I would appreciate your sending your response via e-mail to me at the above address, as well as to Roger Patterson, Associate General Counsel and Assistant Secretary, The Walt Disney Company, at Roger.Patterson@disney.com. In addition, should the Proponent choose to submit any response or other correspondence to the Commission, we request that the Proponent concurrently submit that response or other correspondence to the undersigned, as required pursuant to Rule 14a-8(k) and Staff Legal Bulletin No. 14D.

Best regards,



Lillian Brown

cc: Roger J. Patterson
Associate General Counsel and Assistant Secretary
The Walt Disney Company
500 S. Buena Vista Street
Burbank, CA 91521-0615

Justin Danhof, Esq.
General Counsel
National Center for Public Policy Research
501 Capitol Court NE, Suite 200
Washington, DC 20002
jdanhof@nationalcenter.org

THE NATIONAL CENTER

FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

November 7, 2014

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This correspondence is in response to the letter of Lillian Brown of WilmerHale on behalf of The Walt Disney Company (the "Company") dated October 21, 2014, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2015 proxy materials for its 2015 annual shareholder meeting.

RESPONSE TO DISNEY'S CLAIMS

The Company asserts that our Proposal interferes with its ordinary business operations by claiming that its subject matter is the purview of management and also that the Proposal micromanages the Company. To reach this conclusion, the Company impermissibly reinterprets the intent of our Proposal and ignores clear Staff precedent. The Staff has consistently held that proposals can permissibly seek changes to foundational corporate documents even if they contemplate the employer/employee relationship.

Also, as our Proposal focuses on human rights – a Staff-recognized significant social policy issue – it cannot be said to interfere with the Company's ordinary business operations. We further propose that no issue, current or historical, is more significant than the political process and civic engagement. Indeed, nearly every significant policy issue that the Staff has ever recognized can be altered, affected, spurned, quelled or obtained its genesis through the political or civic process.

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

THE NATIONAL CENTER



FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

November 7, 2014

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This correspondence is in response to the letter of Lillian Brown of WilmerHale on behalf of The Walt Disney Company (the "Company") dated October 21, 2014, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2015 proxy materials for its 2015 annual shareholder meeting.

RESPONSE TO DISNEY'S CLAIMS

The Company asserts that our Proposal interferes with its ordinary business operations by claiming that its subject matter is the purview of management and also that the Proposal micromanages the Company. To reach this conclusion, the Company impermissibly reinterprets the intent of our Proposal and ignores clear Staff precedent. The Staff has consistently held that proposals can permissibly seek changes to foundational corporate documents even if they contemplate the employer/employee relationship.

Also, as our Proposal focuses on human rights – a Staff-recognized significant social policy issue – it cannot be said to interfere with the Company's ordinary business operations. We further propose that no issue, current or historical, is more significant than the political process and civic engagement. Indeed, nearly every significant policy issue that the Staff has ever recognized can be altered, affected, spurned, quelled or obtained its genesis through the political or civic process.

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

Therefore, engagement in the political process and civic engagement is, in and of itself, a significant policy issue.

Finally, the Company has not substantially implemented our Proposal since its supporting documentation ignores the crux of our Proposal's ask – that the Company not retaliate against its employees for legal, outside political activity. That the Company might encourage political or civic action is irrelevant if it retains the draconian power to expel its employees for engaging in such civic or political activities, as Disney still does.

The Company bears the burden of persuading the Staff that it may exclude our Proposal from its 2015 proxy materials. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). For the following reasons, the Company has fallen well short of this burden.

Section I. The Proposal May Not be Excluded as Interfering With Ordinary Business Since It Does Not Interfere with Day-to-Day Operations Nor Does It Seek to Micromanage the Company Since the Subject Matter of the Proposal Is Perfectly Valid for Shareholder Action

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal if it deals with matters relating to the Company's "ordinary business." The Commission has indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the Commission considers the subject matter of the proposal and notes that some "tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Next, the Commission considers the degree to which the proposal seeks to micromanage a company. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

The Company incorrectly asserts that our Proposal impermissibly contravenes both of these considerations. Our Proposal seeks a *de minimus* change to a foundational document – something the Staff has repeatedly allowed shareholders to do. The Staff has also ruled that such requests do not constitute micromanagement of company activities. Furthermore, as our Proposal is focused on a significant policy issue, it cannot be said to interfere with the Company's ordinary business operations.

Part A. The Company May Not Omit Our Proposal Since It Does Not Interfere With the Company's Day-to-Day Management of Its Employees

The Company attempts to inflate the objective of our Proposal to claim that it would interfere with its ordinary business operations. Specifically, the Company argues that "[d]ecisions concerning employee relations and working conditions are multi-faceted, complex and based on a range of factors beyond the knowledge and expertise of shareholders." This falsely assumes our very limited proposal would, if adopted, micromanage employee relations and working conditions. It does not. It merely requests "that the Board of Directors *consider the possibility* [emphasis added] of adopting anti-discrimination principles that protect employees' human right to engage in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace."

Under the full scope of our very limited proposal, the Company's Board of Directors is *asked to consider* adopting anti-discrimination principles. The proposal does not mandate the adoption of said principles. It does not mandate the wording of said principles, should the Board of Directors choose to adopt them. It does not specify whether management should allow for exceptions to any such principles it chooses to adopt, or permit or not permit managers flexibility in implementation. Our limited proposal has one ask, and one ask only: It asks the Board of Directors to think the matter over, and then do (or not do) as it sees fit.

This is not micromanagement.

Furthermore, we believe the Company's shareholders are competent enough to decide if they wish to ask the Board of Directors to consider adding an employee protection, and then do as the Board sees fit. What is the downside to an incompetent decision by the shareholders here? In the worst-case scenario, the shareholders vote to make a suggestion to the Board of Directors and the Board rejects the suggestion. The Company is not harmed.

Surely, if shareholders have any rights at all, the right to make a mere suggestion to the Board of Directors – a suggestion the Board retains the right to turn down without even giving a reason for doing so – is such a right.

Moreover, the Company claims it already has a policy encouraging its employees to engage in civic and political activities. If our proposal is voted on, and adopted, and the Board of Directors chooses to adopt anti-discrimination principles, current Company policy would simply be extended. The Board would simply be adding a statement in company policies that employees will suffer no retribution for actions the Company claims it already encourages. It is hard to square this fact with Disney's suggestion that our Proposal calls for fundamental changes that "would necessarily involve multiple legal, business, cultural, internal, and external considerations that relate directly to the day-to-day management of the Company's international work force." We are asking for a one-time shareholder vote on suggesting to the Board of Directors that it bolster an existing Company policy – not the extravagant and intricate proposition the Company is suggesting.

Part B. The Proposal May Not be Excluded as Interfering With Ordinary Business as the Staff has Consistently Held that Shareholder Proposals Can Permissibly Seek Changes to Foundational Corporate Documents – Even Those That Relate Directly to the Employer / Employee Relationship

The Proposal deals with one of the Company's foundational documents. On that issue, the Staff has consistently ruled that proponents may seek certain amendments to foundational corporate documents.

The Company seeks to counter this clear precedent when it turns to *Bank of America* (avail. February 12, 2012). While the 2012 Bank of America proposal is indeed similar to ours, the Company ignores a litany of Staff decisions regarding similar proposals in which the Staff reached the opposite conclusion. Furthermore, the proponent in Bank of America failed to adequately explain why the central tenet of the proposal was a significant social policy issue (see more infra, Section II). Indeed, the Bank of America proponent failed to respond to the company's no-action request at all, leaving the Staff with only Bank of America's arguments to consider. This dramatically decreases the enormous precedential value the Company attempts to give to the Bank of America no-action decision. In instances where shareholder proponents have challenged corporate no-action letters on these issues, the results have been much different.

For example, in *Exxon Mobil* (avail. March 20, 2012), the Staff allowed a proposal that sought to directly alter the company's hiring policies and foundational documents. The proposal's resolved section stated: "The Shareholders request that Exxon Mobil amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantially implement the policy." (Emphasis added). The proponent was adamant that the company had to amend its foundational documents, not just its policies generally to achieve the desired result. Specifically, the proponent noted that the company "attempts to defend its actions short of amending its EEO policy by linguistically downgrading its 'foundational' document, the 'Standards of Business' to a mere 'booklet,' ... However, the Proponent stands behind its assertion that no action short of amending the EEO policy can constitute, either legally or practically, substantial implementation of the Proposal."

The Exxon Mobil proposal not only directed the company to change one of its foundational documents, it directed the company how to do so, while our Proposal only requests a simple employee safeguard and leaves the mechanics to the Company. Significantly, although the Exxon Mobil proposal was far more sweeping than our own, the Staff ruled that Exxon Mobil could not omit the proposal under rule 14a-8(i)(7).

Also, in *Kroger Co.* (avail. April 6, 2011), the Staff allowed a proposal that specifically asked the company to amend its Code of Conduct. In that instance, the proposal sought a more far-reaching and micromanaging amendment to the company's Code of Conduct than we are currently asking of Disney. Specifically, the proponent asked Kroger to "adopt, implement, and enforce a revised company-wide Code of Conduct, inclusive of suppliers and sub-contractors, based on the International Labor Organization's ('ILO') Declaration on Fundamental Principles and Rights at work." The proposal further directed that the company must follow four very specific ILO conventions.

Although the proponent in Kroger included a much more specific and searching ask than we do in our Proposal, the Staff rejected Kroger's no-action request, noting, "[w]e are unable to concur in your view that Kroger may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal does not seek to micro-manage the company to such a degree that exclusion of the proposal would be appropriate." It is also noteworthy that the Staff allowed the proposal in Kroger Co. despite the fact that it dealt with supplier relationships – an issue for which the Staff has consistently granted no-action relief under Rule 14a-8(i)(7). See *Kraft Foods Inc.* (avail. February 23, 2012) ("Proposals concerning decisions relating to supplier relationships are generally excludable under rule 14a-8(i)(7).").

Kroger Co. and *Exxon Mobil* stand firmly for the proposition that proponents can seek amendments to foundational corporate documents even if the proposal touches on the employer / employee relationship. In comparison to *Kroger Co.* and *Exxon Mobil*, our proposed amendment to Disney's corporate documents is slight. Likewise, our Proposal offers Disney significantly more autonomy to execute the Proposal. Therefore, the Staff should reject the Company's no-action request and allow our Proposal to be presented to the Company's shareholders for a vote.

Section II. Even if the Staff Agrees that Our Proposal Touches a Matter of Ordinary Business, It is Still Non-Excludable Since it Focuses on a Significant Policy Issue

The Commission has made it clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Staff Legal Bulletin No. 14E (the "SLB 14E"). SLB 14E signaled an expansion in the Staff's interpretation of significant social policy issues noting that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7)."

Ours is such a proposal. Disney shareholders should certainly have a say as to whether they should make a mere suggestion to the Board of Directors whether their Company operates as a political purity shop in which employees must follow, or may reasonably believe they should follow, the beliefs and political dictates of their management.

The Company bears the burden of demonstrating that the Proposal does not raise a substantial social policy issue. The Company's letter fails to meet this requirement. Instead of addressing the Proposal's underlying significant policy issues, the Company claims that the "intent of the Shareholder Proposal is for the Company's board of directors to evaluate the business policies and practices related to employee relations." The Company does not have the right, and we have not given it the authority, to change the plain meaning of our Proposal.

Part A. Our Proposal Should Be Allowed to Proceed to the Shareholders for a Vote Because it Focuses on the Significant Social Policy Issue of Human Rights

Disney is asking to block the shareholders' ability to even suggest to the Board of Directors that it protect its employees' human rights.

The Staff has been unambiguous in declaring that proposals asking for a change to foundational corporate documents that also focus on significant social policy issues such as human rights fall outside of the Rule 14a-8(i)(7) ordinary business exemption.

For example, in *Abercrombie & Fitch* (avail. April 12, 2010), the Staff allowed a proposal that asked the company to "1. [a]dopt and disclose a code of vendor conduct, based on ILO standards; 2. Establish an independent monitoring process that assesses adherence to these standards; and, 3. Prepare an annual report" on these issues. The company argued that the "adoption of codes" could be excluded pursuant to Rule 14a-8(i)(7). The Staff disagreed and noted that "[i]n our view, the proposal focuses primarily on the *significant policy issue of human rights* and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Abercrombie may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." (Emphasis added).

Additionally, in *Halliburton Company* (avail. March 9, 2009), the Staff allowed a proposal that "request[ed] management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings." In arguing that this proposal related to Halliburton's ordinary business operations, the company made it clear that the proposal focused on the "sufficiency of our Code of Business Conduct." Despite this, the Staff rejected Halliburton's no-action request under Rule 14a-8(i)(7).

Our Proposal also focuses on human rights. According to the Article 21 of the United Nations' Universal Declaration of Human Rights:

> (1) Everyone has the right to take part in the government of his country, directly or through freely chosen representatives.
> (2) Everyone has the right of equal access to public service in his country.
> (3) The will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections which shall be by universal and equal suffrage and shall be held by secret vote or by equivalent free voting procedures.[1]

In seeking to exclude our Proposal, Disney is attempting to preserve the authority to undermine its employees' human right to take part in his or her government since it wants the power to stop the shareholders from even suggesting to the Board of Directors that it not expel employees for such actions. The Staff should do what the Company will not and allow the shareholders to suggest to the Board that it protect Disney's employees from losing their human right to engage their government without fear of reprisal.

Part B. Engaging in the Political Process and Civic Engagement is, In and of Itself, a Significant Social Policy Issue

Assuming *arguendo* that the Staff disagrees with us and the United Nations and does not consider voting and political activity to be a human right, our Proposal is still not excludable since political activity is a significant policy issue.

The Company cites to *Bank of America* (avail. February 14, 2012), for the proposition that it may exclude our Proposal for interfering with ordinary business operations. At that time, it appears that the Staff had not previously directly considered whether political activity and civic engagement falls into the significant social policy category. So, with only the company's arguments before it, it is not surprising that the Staff ruled for Bank of America's no-action request.

However, we submit that political activity and civic engagement is the most significant social policy issue of our time. From health care to climate change to human rights to net neutrality to corporate political spending, to LGTB rights – and essentially every other topic that the Staff has ever determined to be a significant public policy issue, none affect more people than political activity and civic

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[1] "The Universal Declaration of Human Rights," United Nations, available at http://www.un.org/en/documents/udhr/ as of October 20, 2014.

engagement. Indeed, every one of these issues can be altered, cancelled or started through civic engagement and the political process.

In the 2012 presidential election, 130,292,355 ballots were counted out of a total of 222,381,268 eligible voters.[2] Between each major political party, presidential candidate and primary political action committee, about $2 billion was raised and spent.[3] And all of that was for just one election.

Between local, state and federal elections, ballot initiatives, referendums, taxes, school council meetings, policy papers, bumper stickers, campaign rallies, protests, advertisements, media, editorials and education, civic engagement and politics cover nearly aspect of American life.

The Staff has ruled that issues as small as net neutrality and loan modifications are significant policy issues. See *AT&T Inc.* (avail. February 10, 2012) (in which the Staff noted, "[i]n view of the sustained public debate over the last several years concerning net neutrality and the Internet and the increasing recognition that the issue raises significant policy considerations, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)."). *See also Bank of America* (avail. March 14, 2011) (in which the Staff ruled that "[i]n view of the public debate concerning widespread deficiencies in the foreclosure and modification processes for real estate loans and the increasing recognition that these issues raise significant policy considerations, we do not believe that Bank of America may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(7).").

Surely, the political process and civic engagement meet the same threshold as net neutrality and loan modifications. The average person on the street can name the President of the United States. How many can define the parameters of the net neutrality debate or speak intelligently on the nuances of predatory lending?

The significance of this policy is heightened by the fact that only about half of American workers live in a jurisdiction that offers even the slightest legal protection for employee speech and political activity.[4]

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[2] "2012 November General Election Turnout Rates," United States Election Project, September 3, 2014, available at http://www.electproject.org/2012g as of October 20, 2014.

[3] Jeremy Ashkenas, Matthew Ericson, Alicia Parlapiano and Derek Willis, "The 2012 Money Race: Compare the Candidates," New York Times – Politics, available at http://elections.nytimes.com/2012/campaign-finance as of October 20, 2014.

[4] Eugene Volokh, "Private Employees' Speech and Political Activity: Statutory Protection Against Employer Retaliation," Texas Review of Law & Politics, 2012,

We request that the Staff declare that the freedom to engage in the political process and civic activities is a significant policy issue. Any other result could lead to an absurd set of standards for public companies. Across America, employees could be reprimanded or handed pink slips based on whether they voted for a certain candidate or supported a certain policy with which their employer disagrees, and the shareholders of those companies could do nothing about it.

Section III. The Company May Not Omit Our Proposal Because it Has Not Implemented It in Any Meaningful Sense And is Actively Seeking to Avoid Doing So

Under Rule 14a-8(i)(10), a company may exclude a shareholder proposal if it can meaningfully demonstrate that "the company has already substantially implemented the proposal." Rule 14a-8(i)(10) exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." See Exchange Act Release No. 12598 (regarding predecessor to Rule 14a- 8(i)(10)) (Emphasis added). A company can be said to have "substantially implemented" a proposal where its "policies, practices and procedures compare favorably with the guidelines of the proposal." See Texaco, Inc., (avail. March 8, 1991).

The Company's no-action letter makes it perfectly clear that it has not, and appears totally unwilling, to implement our Proposal.

Our Proposal "requests that the Board of Directors consider the possibility of adopting anti-discrimination principles that protect employees' human right to engage in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace." (Emphasis added). The Company suggests that it has policies that "enourage[] [employees] to participate in local activities that address the needs of communities in which [they] live and work and to participate as a private citizen in government and the political process." The Company's standards also make clear that employees are to use their own time and money to engage in the political process and their communities.

It is not nearly enough that the Company claims to encourage its employees to be active in their communities and the political process. Without assurances that this type of engagement will be free from reprisal in the workplace, the Company's statement is a hollow sentiment. Nowhere in the Company's six-and-a-half-page no-action letter does Disney assert that its policies prohibit retribution for political

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available at http://www.trolp.org/main_pgs/issues/v16n2/Volokh.pdf as of October 20, 2014.

activities. The Company's total failure to address potential vengeance for political or civic activities omits the essential element of our Proposal and undermines the Company's request for no-action relief.

The Company seems to primarily rely on *Hewlett Packard Co.* (avail. December 18, 2013) to claim that it has substantially implemented our Proposal. This is misleading. In that no-action contest, the company wrote to the Staff of its intentions to have a committee of its board review and amend, where applicable, the HP's human rights policies as the proposal had requested. The Company did indeed hold such a meeting. Then, it notified the Staff in writing of the disposition of that meeting. Only after that subsequent meeting and notification, did the Staff determine that HP had substantially implemented the proposal. Disney has held no such meeting to consider our Proposal and we have no indication that it plans to do so. The Company's letter does not state that its board is planning to consider our Proposal at all. *Hewlett Packard Co.* (avail. December 18, 2013) is of no moment.

The Staff has consistently held that a proposal may be substantially implemented where a company notifies the Staff of its intention to take board action to move on the proposal and then carries out that task.

For example, in *Hewlett Packard Co.* (avail. December 19, 2013), the company submitted an initial no-action request on November 15, 2013. Subsequently, on November 20, 2013, the company's board of directors approved an amendment to the company's bylaws in accordance with the parameters of the shareholder's proposal. Finally, the company submitted a supplement to its no-action request on December 11, 2013. The staff granted no-action relief after the supplemental letter was submitted and showed the board had indeed implemented the proposal. Likewise, in *Starbucks Corp.* (avail. November 27, 2012), the company submitted an initial no-action request on November 2, 2012. On November 13, 2013, a board committee met and unanimously recommended changes to the company's bylaws as contemplated by the proposal. Then on November 21, 2012, the company sent a supplemental letter to its no-action request. Again, the Staff awarded no-action relief only after it received the supplemental notice of board-action.

The Company has not submitted its intention to have its board consider implementation of our Proposal. Therefore, its reliance on *Hewlett Packard Co.* (avail. December 18, 2013) is completely irrelevant to the Staff's consideration of whether Disney has substantially implemented our Proposal.

Aside from this improper precedent, the Company's evidence only shows that it has implemented a portion of our Proposal, namely, that it encourages civic participation. But the crux of our Proposal is that this civic and political activity must be free from retaliation. The Company's evidence unequivocally shows that this element is lacking from the Company's policies. The Staff has consistently rejected no-action requests where the company failed to address a major portion of the proposal.

For example, in *Kohl's Corp.* (avail. January 28, 2014), the Staff rejected a no-action request in which the company's evidence of substantial implementation only considered a portion of the proposal. The proposal sought a cost/benefit analysis of the company's sustainability policies as well as the scientific basis for the company's sustainability programs. The no-action request adequately explained the company's version of its cost/benefit analysis but neglected to show the scientific backing for its sustainability programs. The staff rejected the no-action request and wrote, "[w]e are unable to concur in your view that Kohl's may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Kohl's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Kohl's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10)." *Kohl's Corp.* (avail. January 28, 2014). See also *Lowe's Companies Inc.* (avail. March 17, 2014) (same language and result as *Kohl's*).

Furthermore, in *Boston Properties Inc.* (avail. January 28, 2011), the proponent sought a sustainability report "on the Company's sustainability policies and performance, including multiple, objective statistical indicators." The supporting statement further noted that the "report should include the Company's definition of sustainability, as well as a company-wide review of company policies, practices, and indicators to measuring long-term social and environmental sustainability." (Emphasis added).

The company in *Boston Properties* strongly demonstrated that it had substantially implemented the proposal with regard to environmental sustainability, but it did not explain how it had implemented long-term social sustainability plans. After noting the company's environmental sustainability, the proponent objected that the "remainder of the Company's report, however, contains no mention whatsoever of any Company policies or practices on such social policy initiatives... the Company's total failure to address social sustainability omits an essential objective of the Proposal and accordingly undermines completely the merits of the Company's request for no-action relief."

The Staff agreed that Boston Properties failed to substantially implement the proposal, because the company failed to show that it had acted favorably on the social sustainability aspect of the proposal, stating "[w]e are unable to concur in your view that Boston Properties may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Boston Properties' practices and policies do not compare favorably with the guidelines of the proposal and that Boston Properties has not, therefore, substantially implemented the proposal."

Where Boston Properties failed to address the social sustainability aspect of the proponent's request, Disney has completely failed to address the potential retribution that our Proposal focuses on. For that reason, and in line with *Kohl's, Lowes* and *Boston Properties,* Disney cannot be said to have substantially implemented the Proposal.

Additionally, as mentioned above, in *Exxon Mobil* (avail. March 20, 2012), the Staff allowed a proposal that sought to directly alter the company's foundation documents concerning its policies regarding sexual orientation and gender identity. The proposal's resolved section stated: "The Shareholders request that Exxon Mobil amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantially implement the policy." (Emphasis added). The company argued that its "Employment Policies and Practices page on ExxonMobil's internet site now specifically states that our zero tolerance policy against any form of employment discrimination covers both sexual orientation and gender identity."

The proponent was insistent that the company had to directly alter its foundational documents to achieve the desired result, noting: "the Proponent stands behind its assertion that no action short of amending the EEO policy can constitute, either legally or practically, substantial implementation of the Proposal." Despite the clear language from the company's website, the Staff concluded that Exxon Mobil had not substantially implemented the proposal because it had not amended its foundational documents.

Under *Exxon Mobil,* Disney cannot be said to have substantially implemented our Proposal, as it has not amended a foundational document as we request.

Section IV. If the Company is Willing to Puts Its Claim that It Will Not Discriminate Based On Political and Civic Activities in Writing and Available to Its Employees and the General Public, We Would Be Willing to Withdraw Our Proposal

As a final matter, if the Company is willing to actually add language to its website or a foundational document (one that is readily available to the Company's employees as well as publicly-verifiable) consistent with our Proposal, we would be willing to withdraw our Proposal. Specifically, the Company would merely have to add language indicating that it will not retaliate against its employees for engaging in lawful civic and political activities that do not interfere with their duties in the workplace.

Conclusion

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, we respectfully request that the Staff reject Disney's request for a no-action letter concerning our Proposal.

A copy of this correspondence has been timely provided to the Company: If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-543-4110.

Sincerely,



Justin Danhof, Esq.

cc: Lillian Brown, WilmerHale

Roger Patterson, The Walt Disney Company

WILMERHALE

Lillian Brown

+1 202 663 6743 (t)
+1 202 663 6363 (f)
lillian.brown@wilmerhale.com

October 21, 2014

Via E-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: The Walt Disney Company
Exclusion of Shareholder Proposal Submitted by The National Center for Public Policy Research

Ladies and Gentlemen:

We are writing on behalf of our client, The Walt Disney Company (the "Company"), to inform you of the Company's intention to exclude from its proxy statement and proxy to be filed and distributed in connection with its 2015 annual meeting of shareholders (the "Proxy Materials") a shareholder proposal and statement in support thereof (collectively, the "Shareholder Proposal") submitted by The National Center for Public Policy Research (the "Proponent") relating to the adoption of "anti-discrimination principles that protect employees' human right to engage in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace."

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934 (the "Exchange Act"), on the basis that the Shareholder Proposal relates to the Company's ordinary business operations, and pursuant to Exchange Act Rule 14a-8(i)(10), on the basis that the Shareholder Proposal has already been substantially implemented.

Pursuant to Exchange Act Rule 14a-8(j), the Company is submitting electronically to the Commission this letter, and the Shareholder Proposal and related correspondence (attached as Exhibit A to this letter), and is concurrently sending a copy to the Proponent, no later than eighty calendar days before the Company intends to file its definitive Proxy Materials with the Commission.

Background

On September 22, 2014, the Company received the following Shareholder Proposal from the Proponent, for inclusion in the Proxy Materials:

> **Resolved,** the shareholder requests that the Board of Directors consider the possibility of adopting anti-discrimination principles that protect employees' human right to engage in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace.
>
> **Supporting Statement**
>
> In the 2012 election, more than 130 million Americans cast ballots.[1]
>
> Save from basic life functions such as eating and sleeping, there is hardly an act that is done by more Americans than voting.
>
> Furthermore, approximately half of all Americans live in a jurisdiction that "protects employee speech or political activity from employer retaliation."[2]
>
> Some of America's most successful corporations explicitly protect these basic human rights of employees. The employee code of Coca-Cola, for example, pledges, "Your job will not be affected by your personal political views or your choice in political contributions."
>
> Employment discrimination on the basis of political affiliation, policy views or civic activity diminishes employee morale and productivity and can impose undue influence on the political process of a nation. Because state and local laws are inconsistent with respect to this type of employment discrimination,[3] and quality employees are attracted to a Company that respects their basic human rights, our Company would benefit greatly from a consistent, corporate-wide policy to prevent such discrimination and ensure a respectful atmosphere for all employees.

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[1] http://elections.gmu.edu/Turnout_2012G.html
[2] http://www.trolp.org.main_pgs/issues/v16n2/Volokh.pdf
[3] http://www.trolp.org/main_pgs/issues/v16n2/Volokh.pdf

Basis for Exclusion

We respectfully request that the Staff concur in our view that the Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(10). Rule 14a-8(i)(7) provides that a shareholder proposal may be omitted from a company's proxy statement if the proposal deals with a matter relating to the company's ordinary business operations. Rule 14a-8(i)(10) provides that a shareholder proposal may be omitted from a company's proxy statement if the company has substantially implemented the proposal.

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Involves Matters that Relate to the Ordinary Business Operations of the Company.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal if the proposal "deals with a matter relating to the company's ordinary business operations." The underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"). As set out in the 1998 Release, there are two "central considerations" underlying the ordinary business exclusion. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second is that a proposal should not "seek[] to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Shareholder Proposal implicates both of the above-described considerations. The Shareholder Proposal requests that the Company's board of directors adopt "anti-discrimination principles that protect employees' human right to engage in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace." The adoption of anti-discrimination principles involves fundamental ordinary business matters – decisions with respect to, and modifications of, the way the Company manages its workforce and employee relations.

As a diversified worldwide entertainment company, the Company employs approximately 175,000 people across five business segments. The relationship between the Company and these employees constitutes a critical component of the Company's day-to-day management. Further, the Company's workplace environment is fundamentally related to the Company's ordinary business operations. Decisions concerning employee relations and working conditions are multi-faceted, complex and based on a range of factors beyond the knowledge and expertise of shareholders. The negotiation of wages, hours, and working conditions are fundamental business issues for the Company's management and require an understanding of the business implications that could result from changes made to employee policies. Aside from management, extensive labor laws and civil rights protections govern employee policies, both inside and outside of the United States.

While we believe the Shareholder Proposal has already been implemented by the Company (see discussion at pages 5–6 below), should the Staff disagree, we believe implementation of the Shareholder Proposal would require an amendment to the Company's Standards of Business Conduct ("Standards") (relevant pages of which are attached as Exhibit B to this letter), which govern the activities of cast members, employees, and others identified by the Company as acting on its behalf. These Standards currently permit employees to engage in legal activities relating to the political process, civic activities, and public policy. In fact, the Standards "encourage[] [employees] to "participate in local activities" that benefit the community and to "participate as a private citizen in government and the political process, using [their] own money and [their] own time." Any changes to the current statement of this policy would necessarily involve multiple legal, business, cultural, internal, and external considerations that relate directly to the day-to-day management of the Company's international work force. The range of factors to be considered, including the risks of permitting political activity of all kinds, are exactly of the nature reserved for the Company's management. Such day-to-day business matters should rest with management, as they are fundamental to management's ability to manage the operations of the Company.

In addition to interfering with management's day-to-day operations, the Shareholder Proposal also seeks to "micro-manage" the Company. For example, the Shareholder Proposal requests that the Company's board of directors evaluate the adoption of anti-discrimination principles. Developing employee policies requires an extensive analysis of potential scenarios and a thorough exploration of business and legal risks, which resides squarely within the Company's ordinary business operations and outside the purview of shareholders. The Staff has made clear that such matters should be left to management and the board of directors.

The Staff has previously permitted companies to exclude shareholder proposals under these circumstances. Indeed, as a general matter, proposals that concern management of the workforce and employee relations are generally excludable under rule 14a-8(i)(7). Specifically, the Staff has previously granted no-action relief pursuant to Rule 14a-8(i)(7) where the shareholder proposal related to the adoption of employee policies related to political activity and other employee expression outside the workplace, some of which requested the inclusion of anti-retaliation provisions. For example, in Bank of America Corporation (February 14, 2012), the Staff permitted exclusion of a proposal requesting that Bank of America provide protection to engage in free speech outside the job context, and to participate freely in the political process without fear of discrimination or other repercussion, noting that "the proposal relates to Bank of America's policies concerning its employees." Similarly, in Wal-Mart Stores, Inc. (March 16, 2006), the Staff permitted exclusion of a proposal requesting an amendment to Wal-Mart's

Equality of Opportunity policy to bar intimidation of company employees exercising their right to freedom of association on the basis that it related to the company's ordinary business operations, noting that the proposal related to "Wal-Mart's ordinary business operations (i.e., relations between the company and its employees)." Likewise, in Merck & Co., Inc. (January 23, 1997), the staff concurred in exclusion of a proposal requesting policies that encourage employees to express their ideas "on all matters of concern" affecting the company as "relating to [Merck]'s ordinary business operations (i.e., employee relations)." *See also* Intel Corporation (March 18, 1999) (concurring in exclusion of a proposal requesting the adoption of an Employee Bill of Rights "as relating, in part, to Intel's ordinary business operations (i.e., management of the workforce)").

As in the above-cited letters, the Shareholder Proposal addresses fundamental ordinary business matters, and therefore the types of matters that are excludable under Rule 14a-8(i)(7). Further, as in the above-cited letters, the Shareholder Proposal does not implicate a significant policy issue, but rather appears to be driven by ordinary business concerns. As set out in the 1998 Release, proposals "focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable [under Rule 14a-8(i)(7)], because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Staff provided additional guidance in Staff Legal Bulletin No. 14C, noting that, in determining whether a proposal focuses on a significant social policy issue, the Staff considers "both the proposal and the supporting statement as a whole."

The intent of the Shareholder Proposal is for the Company's board of directors to evaluate the business policies and practices related to employee relations. Based on the Shareholder Proposal's unwavering focus on these topics, and the history of no-action letters in which the Staff has concurred in exclusion of similar proposals on the basis that they relate to ordinary business matters, we do not believe that the Shareholder Proposal implicates a significant policy issue. Rather, as in the above no-action letters, the Shareholder Proposal involves the type of day-to-day operational oversight of the Company's business that the ordinary business exclusion in Rule 14a-8(i)(7) was meant to address.

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if "the company has already substantially implemented the proposal." As set out in the 1998 Release, a proposal need not be "fully effected" by the company to meet the substantially implemented standard under Rule 14a-8(i)(10). Under the "substantially implemented" standard, a company may exclude a shareholder proposal when the company's actions address the shareholder proposal's underlying concerns, even if the company does not implement every aspect of the shareholder proposal.

Masco Corporation (March 29, 1999). The purpose of Rule 14a-8(i)(10) is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* Exchange Act Release No. 34-20091 (August 16, 1983); and Exchange Act Release No. 34-12598 (July 7, 1976) (discussing Rule 14a-8(c)(10), the predecessor to Rule 14a-8(i)(10)).

The Shareholder Proposal requests that the Company's board of directors consider adopting an employee policy that protects employees' human rights through anti-discrimination principles, thereby allowing employees to engage in "legal activities relating to the political process, civic activities and public policy without retaliation in the workplace." As noted above, the Company's Standards already "encourage[] [employees] to participate in local activities that address the needs of the communities in which [they] live and work and to participate as a private citizen in government and the political process. . . ."

The Staff has previously considered proposals similar to the Shareholder Proposal, and granted no-action relief pursuant to Rule 14a-8(i)(10) on the basis that those proposals were substantially implemented through the companies' existing codes of conduct. In Hewlett Packard Company (December 18, 2013), the Division concurred in excluding a proposal that requested the company to "review and amend, where applicable, HP's polices [sic] related to human rights" on the basis that Hewlett Packard's "policies, practices and procedures compare favorably with the guidelines of the proposal and that HP has, therefore, substantially implemented the proposal." In Deere & Company (November 13, 2012), the Staff concurred in excluding a similar proposal on the basis that Deere "substantially implemented the proposal" based on the similarity between Deere's public disclosures and the guidelines requested in the shareholder proposal. In PepsiCo, Inc. (February 14, 2013), a shareholder proposed an amendment to PepsiCo's sexual orientation policy to specifically include "ex-gay status." PepsiCo's policies did not use the term "ex-gay status," but existing policies and procedures already prohibited discrimination based on "sexual orientation." The Division concurred that PepsiCo could exclude the proposal on the basis that "PepsiCo's policies, practices, and procedures compare favorably with the guidelines of the proposal . . ." and that PepsiCo substantially implemented the proposal. Similarly, we believe that the Company's existing policies that prohibit discrimination or prejudice in all personnel decisions and that encourage employees to engage "in legal activities relating to the political process, civic activities and public policy," support exclusion of the Shareholder Proposal on the same basis under the standard of Rule 14a-8(i)(10).

Conclusion

Based on the foregoing, we respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(10), on the basis that the Shareholder Proposal involves matters that relate to the ordinary business operations of the Company and to matters substantially implemented by the Company.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 202-663-6743 or at lillian.brown@wilmerhale.com. I would appreciate your sending your response via e-mail to me at the above address, as well as to Roger Patterson, Associate General Counsel and Assistant Secretary, The Walt Disney Company, at Roger.Patterson@disney.com. In addition, should the Proponent choose to submit any response or other correspondence to the Commission, we request that the Proponent concurrently submit that response or other correspondence to the undersigned, as required pursuant to Rule 14a-8(k) and Staff Legal Bulletin No. 14D.

Best regards,



Lillian Brown

Enclosures

cc: Roger J. Patterson
Associate General Counsel and Assistant Secretary
The Walt Disney Company
500 S. Buena Vista Street
Burbank, CA 91521-0615

Justin Danhof, Esq.
General Counsel
National Center for Public Policy Research
501 Capitol Court NE, Suite 200
Washington, DC 20002
jdanhof@nationalcenter.org

EXHIBIT A

THE NATIONAL CENTER ★★★ FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via FedEx

September 18, 2014

Alan N. Braverman
Corporate Secretary
Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-1030

Dear Mr. Braverman,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Walt Disney Company (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Walt Disney Company stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2015 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center For Public Policy Research, 501 Capitol Court NE, Suite 200, Washington, D.C. 20002.

Sincerely,



Justin Danhof, Esq.

Enclosure: Shareholder Proposal -- Civic and Political Non-Discrimination Principles

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

Civic and Political Non-Discrimination Principles

Whereas, The Walt Disney Company does not explicitly prohibit employment discrimination based on political activities, voting, policy views or civic engagement.

Whereas, we believe that corporations that prohibit discrimination based on political and policy views and activities have a competitive advantage in recruiting and retaining employees from the widest possible talent pool.

Whereas, America was founded on the ideal of a representative government with the duty of protecting the rights of its citizens - to wit, the Declaration of Independence makes clear that "to secure these rights, Governments are instituted among Men, deriving their just powers from the consent of the governed."[1] And in establishing the republic, the Founding Fathers explicitly made it clear that our novel system was designed to protect minority factions, as James Madison explained in Federalist Paper No. 10.[2]

Whereas, the United Nations' "Universal Declaration of Human Rights" provides that "[e]veryone has the right to take part in the government of his country," and that "[t]he will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections."[3]

Resolved, the shareholder requests that the Board of Directors consider the possibility of adopting anti-discrimination principles that protect employees' human right to engage in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace.

Supporting Statement

In the 2012 election, more than 130 million Americans cast ballots.[4]

Save from basic life functions such as eating and sleeping, there is hardly an act that is done by more Americans than voting.

Furthermore, approximately half of all Americans live in a jurisdiction that "protects employee speech or political activity from employer retaliation."[5]

---

[1] http://www.archives.gov/exhibits/charters/declaration_transcript.html
[2] http://www.constitution.org/fed/federa10.htm
[3] http://www.un.org/en/documents/udhr/
[4] http://elections.gmu.edu/Turnout_2012G.html

Some of America's most successful corporations explicitly protect these basic human rights of employees. The employee code of Coca-Cola, for example, pledges, "Your job will not be affected by your personal political views or your choice in political contributions."

Employment discrimination on the basis of political affiliation, policy views or civic activity diminishes employee morale and productivity and can impose undue influence on the political process of a nation. Because state and local laws are inconsistent with respect to this type of employment discrimination,[6] and quality employees are attracted to a Company that respects their basic human rights, our Company would benefit greatly from a consistent, corporate-wide policy to prevent such discrimination and ensure a respectful atmosphere for all employees.

---

[5] http://www.trolp.org/main_pgs/issues/v16n2/Volokh.pdf
[6] http://www.trolp.org/main_pgs/issues/v16n2/Volokh.pdf


The Walt Disney Company

Roger J. Patterson
Associate General Counsel and Assistant Secretary
Registered In-House Counsel

October 1, 2014

VIA OVERNIGHT COURIER

Justin Danhof, Esq.
General Counsel
National Center for Public Policy Research
501 Capitol Court NE, Suite 200
Washington, DC. 2002

Dear Mr. Danhof:

This letter acknowledges that we received on September 22, 2014, your letter dated September 18, 2014 submitting a proposal for consideration at the Company's 2015 annual meeting of stockholders regarding Civic and Political Non-Discrimination Principles.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that a shareholder proponent must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the Submission Date. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. Therefore, under Rule 14a-8(b), you must prove your eligibility by submitting a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of September 18, 2013, you continuously held the requisite number of Company shares for at least one year. As addressed by the SEC staff in Staff Legal Bulletin 14G, please note that if your shares are held by a bank, broker or other securities intermediary that is a Depository Trust Company ("DTC") participant or an affiliate thereof, proof of ownership from either that DTC participant or its affiliate will satisfy this requirement. Alternatively, if your shares are held by a bank, broker or other securities intermediary that is not a DTC participant or an affiliate of a DTC participant, proof of ownership must be provided by both (1) the bank, broker or other securities intermediary and (2) the DTC participant (or an affiliate thereof) that can verify the holdings of the bank, broker or other securities intermediary. You can confirm whether a particular bank, broker or other securities intermediary is a DTC participant by checking DTC's participant list, which is available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. You should be able to

500 South Buena Vista Street, Burbank, California 91521-1242
Tel 818.560.6126 Fax 818.560.2092 roger.patterson@disney.com

determine who the DTC participant is by asking your bank, broker or other securities intermediary.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares during the time period of one year preceding and including September 18, 2014. The SEC's rules require that any response to be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address on the front of this letter with a copy to me at Roger.Patterson@Disney.com.

If you have any questions regarding the foregoing, please let me know. For your reference, I enclose a copy of Rule 14a-8.

Sincerely yours,



Roger J. Patterson

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

THE NATIONAL CENTER

FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via FedEx

October 1, 2014

Alan N. Braverman
Corporate Secretary
Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-1030

Dear Mr. Braverman,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal (Civic and Political Non-Discrimination Principles) submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research on September 18, 2014.

Sincerely,

Justin Danhof, Esq.

Enclosure: Proof of Ownership Letter

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org



UBS Financial Services Inc.
1501 K Street NW, Suite 1100
Washington, DC 20005
Tel. 202-585-4000
Fax 202-585-5317
800-382-9989

www.ubs.com

Via FedEx

October 1, 2014

Alan N. Braverman
Corporate Secretary
Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-1030

Dear Mr. Braverman,

UBS holds 144 shares of Walt Disney Co. (the "Company") common stock beneficially for the National Center for Public Policy Research, the proponent of the shareholder proposal submitted to Walt Disney Co. in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock have been beneficially owned by the National Center for Public Policy Research for more than one year prior to the submission of its resolution. The shares were purchased on October 29, 2009, and UBS continues to hold the said stock.

If you should have any questions regarding this matter, please give me a call. My telephone number is 202-585-5412.

Sincerely,

Dianne Scott
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research

Exhibit B


COLLEGE
GAMEDAY

The Walt Disney Company and Affiliated Companies

STANDARDS OF BUSINESS CONDUCT

"In the end, the quality and integrity of our people and product is paramount to us – it's more important than anything we do."
– Robert A. Iger


abc

3 Teamwork: Our Commitment to Each Other

We work together to protect the heritage we have built as a company with high ethical standards.

Fairness, Dignity and Respect

Our Cast Members and employees are the cornerstone of our magic. We are committed to a work environment where everyone is afforded the dignity and respect that they deserve. We don't allow any form of harassment or discrimination on the basis of race, religion, color, sex, sexual orientation, gender identification, national origin, age, marital status, covered veteran status, disability, pregnancy or any other basis prohibited by applicable law. If you see or suspect any violation, or feel you, yourself, are a victim of harassment or discrimination, promptly report it.

For more information, please consult the Employee Policy Manual or, if you work for Pixar, the Pixar Employee Handbook.

We promote professional development. We are also committed to offering opportunities for Cast Members and employees to develop and advance professionally, in a manner consistent with their abilities. Any decisions related to hiring, evaluating performance, promoting, disciplining or terminating Cast Members and employees are made fairly, with discretion and respect for privacy.

A Diverse Workforce

Each of us is a valued member of the team. We embrace our multicultural workforce and tap the unique talents and potential of every Cast Member and employee to create superior products and services. To foster diversity, we:

- Seek to attract and develop a workforce that reflects the guests and customers, business partners, shareholders, labor markets and communities in which we do business.
- Maintain a workplace that offers open opportunities to all, recognizing individuals for their experience, performance, training, work history and potential.

"I overheard a co-worker use insulting language when referring to someone on our team. What should I do?"

Language that is disrespectful of a person's race, religion, color, sex or any other protected class doesn't fit in a workplace that values diversity. If you feel comfortable doing so, say something to your co-worker to express your concern. If you don't, speak to your supervisor, your Human Resources representative or call The Guideline.

"Each of us is a valued member of the team."









6 Respect: Our Commitment to the Community

As a member of the global community, we have a responsibility to be a good corporate citizen.

An International Presence

We are dedicated to delivering quality products and services and cooperating with community leaders and members throughout the world to benefit local communities. While we are bound by U.S. laws and regulations and Company policy, we recognize that, as we grow, we are introducing not only a new Company, but often a new corporate culture and, perhaps, different business practices in countries all across the globe. We count on every Cast Member and employee to follow the letter and the spirit of those U.S. laws that may apply (for example, the Foreign Corrupt Practices Act) and maintain an awareness of – and sensitivity to and commitment to observe – differing legal requirements from country to country.

If a local law conflicts with our Standards, comply with the local law. If a local custom conflicts with our Standards, comply with the Standards. If you're not sure, ask for help.

Labor Standards

We comply with employment laws in all markets where we operate. In addition, the Company's International Labor Standards prohibits the following in connection with the manufacturing of Disney-branded products: 1) child labor; 2) involuntary labor; 3) coercion or harassment; 4) unfair discrimination; 5) serious health or workplace violations; 6) interference with workers' freedom of association; and 7) the improper use of home workers. These requirements apply to the Company's own sourcing activities as well as to licensees, vendors, buying agents and production facilities involved in the manufacture of Disney-branded products.

The Environment

We are committed to the protection of the environment and the conservation of natural resources. We fully comply with environmental laws and regulations, including those relating to disposal of wastes. In addition to complying with all such applicable laws ourselves, we also expect companies and contractors with which we partner to do the same.

"... maintain an awareness of – and a sensitivity to and a commitment to observe – differing legal requirements from country to country."

"I have seen some co-workers dumping trash in an area that's not authorized for that purpose, but I don't want to get involved – or get them in trouble."

As a Cast Member or employee you have a responsibility to take action when you become aware of potential violations of our Standards; this includes reporting environmental hazards or any other unsafe working conditions. Speak to your supervisor or contact The Guideline.

Charitable and Political Activities

We want to foster good relations within the communities where we operate. You are encouraged to participate in local activities that address the needs of the communities in which you live and work and to participate as a private citizen in government and the political process, using your own money and your own time.

Make sure your involvement in charitable or political activities is not prohibited by other Company policies or suggestive of anything improper, and do not use without specific authorization (such as is authorized by the Company's Matching Gifts program) any Company funds or resources to help or promote any charitable cause or political candidate or party.

Note that the Company's Senior Vice President of Government Relations must approve any corporate contribution to any political candidate, any committee supporting any such candidate, any political party, any organization advocating on behalf of or in opposition to any such candidate or party organization, or any organization advocating on behalf of or in opposition to any proposition that is or is expected to be submitted to voters of a jurisdiction.











